ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

April 10, 2023
Andrew Lawson
T + 1 617 951 7149
andrew.lawson@ropesgray.com

VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Michael Rosenberg

Re:    Registration Statement of Aristotle Funds Series Trust (File No. 333-269217) on Form N-1A, filed on January 13, 2023
Dear Mr. Rosenberg:
I am writing on behalf of Aristotle Funds Series Trust (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on the registration statement of the Trust on Form N-1A, filed on January 13, 2023 (the “Registration Statement”). The Registration Statement was filed to register the Trust as an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”) and to register for public offer and sale under the Securities Act of 1933, as amended (the “1933 Act”) shares of Aristotle Portfolio Optimization Conservative Fund, Aristotle Portfolio Optimization Moderate Conservative Fund, Aristotle Portfolio Optimization Moderate Fund, Aristotle Portfolio Optimization Growth Fund and Aristotle Portfolio Optimization Aggressive Growth Fund, Aristotle Ultra Short Income Fund, Aristotle Short Duration Income Fund, Aristotle Core Income Fund, Aristotle ESG Core Bond Fund, Aristotle Strategic Income Fund, Aristotle Floating Rate Income Fund, Aristotle High Yield Bond Fund, Aristotle Small Cap Equity Fund II and Aristotle Small/Mid Cap Equity Fund and the Class I shares of Aristotle Growth Equity Fund, Aristotle Value Equity Fund II, Aristotle International Equity Fund II, Aristotle/Saul Global Equity Fund II, Aristotle Core Equity Fund II, Aristotle High Income Fund (each a “Fund,” and collectively, the “Funds”).

On February 8, 2023, the Staff provided written comments regarding the Registration Statement by email to Teo Sax of Ropes & Gray LLP, counsel to the Trust (“Ropes & Gray”). The Staff’s written comment letter is attached hereto as Appendix A. Additionally, on April 6, 2023 the Staff provided oral comments regarding the Registration Statement to Elizabeth Reza and Andrew Lawson of Ropes & Gray. The Trust will reflect the revisions discussed herein in response to the Staff’s comments and make certain non-material changes as appropriate in a subsequent pre-effective amendment to the Registration Statement. Each of the Staff’s comments is included in this letter immediately before the Trust’s corresponding response. Capitalized terms not otherwise

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defined herein have the meanings ascribed to them in the Registration Statement. Revisions to existing disclosure included below are reflected, as applicable, with the new text underlined in blue and the deleted text shown in red strikethrough.

General Comments

Comment: Where a comment is made with regard to the disclosure in one location or Fund, it is applicable to all similar disclosure appearing elsewhere in the registration statement. Additionally, we note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, as well as on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

Response: The Trust acknowledges the comment.

I.Cover Page

1.Comment: The Cover Page states that the “Funds covered by this Registration Statement (the “Funds”) have been organized, and are being registered, in order to serve as the surviving funds in “shell reorganizations” with series of another registered investment company.” The staff notes that no Form N-14 relating to Aristotle Value Equity Fund II, Aristotle International Equity Fund II, Aristotle/Saul Global Equity Fund II, Aristotle Core Equity Fund II and Aristotle High Income Fund has been filed. Please inform the staff of any additional mergers that may be contemplated.

Response: The Trust notes that while no Form N-14 has been filed with respect to Aristotle Value Equity Fund II, Aristotle International Equity Fund II, Aristotle/Saul Global Equity Fund II, Aristotle Core Equity Fund II and Aristotle High Income Fund, the Trust currently anticipates that these Funds will be proposed to serve as surviving funds as part of subsequent reorganizations with series of another registered investment company.

II.Aristotle Portfolio Optimization Conservative Fund

2.Comment: For those Funds where the management fee differs between classes, please explain how the difference is consistent with rule 18f-3. Please see the Staff’s recently issued guidance on mutual funds' obligations under Section 18 of the 1940 Act and Rule 18f-3 thereunder, as to the use of fee waiver and expense reimbursement arrangements that result in differing advisory fees for different share classes of the same fund. http://www.sec.gov/investment/differential-advisory-fee-waivers

Response: The Trust notes that, as disclosed in the footnote to the “management fee” row in the relevant fee tables, the “management fee” consists of both an Advisory Fee and a separate Supervision and Administration Fee paid to Aristotle. The differences in the “management fee” between share classes results solely from “class-specific expenses” borne under the Supervision and Administration Agreement, which covers only shareholder and other services that may vary across share classes consistent with Rule 18f-3 under the 1940 Act. In order to make the distinction clearer to the reader, the Trust will break out each Fund’s Advisory Fee and Supervision and Administration Fee in the footnote to the “management fee” row in the fee table.

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3.Comment: Please supplementally inform the staff whether the portfolio turnover rate for any Fund is expected to increase as a result of the reorganization and merger involving certain series of Pacific Funds Trust and Aristotle Funds Series Trust (the “Reorganization”). If so, please disclose that fact where applicable.

Response: The Trust does not anticipate that the portfolio turnover rate for any Fund will materially increase as a result of the Reorganization.

4.Comment: Please disclose for each Fund the role of the investment adviser in the Fund's investment process. Please disclose the types of securities that comprise the “narrower asset classes.”

Response: Because day-to-day management of each Fund is the responsibility of the sub-adviser to the Fund, it is not anticipated that the investment adviser will play an active role in the day-to-day execution of the investment process for any Fund. The Trust believes the investment adviser’s role in overseeing the sub-advisers and managing the Trust is adequately explained in the section titled “About Management.” In response to the part of the comment regarding “narrower asset classes,” the Trust will revise the relevant disclosure as follows:

The sub-adviser manages the Fund using an approximate 10-year investment horizon. An asset class target allocation for the Fund is developed that seeks to meet the Fund’s investment goal using both ~~broad asset classes and narrower~~equity and debt asset classes. The ~~broad~~ equity asset class includes narrower asset classes such as domestic small-capitalization, mid-capitalization and large-capitalization, growth and value strategies, and international and emerging market equities. The ~~broad~~ debt asset class also includes narrower asset classes such as investment grade bonds, high yield/high risk bonds, bank loans, international debt and emerging market debt.

5.Comment: Please disclose whether the Sub-adviser also monitors and evaluates the managers of unaffiliated ETFs to ensure that each Manager’s investment style and approach continue to be appropriate for the Underlying Fund it manages.

Response: In response to this comment, and after further consideration, the Trust has determined that Manager Oversight will not be a part of the principal strategy of the Portfolio Optimization Funds following the Reorganizations, as unaffiliated sub-advisers will no longer be hired by the adviser or sub-adviser to manage the underlying funds. As a result, the Trust will delete the referenced disclosure.

6.Comment: Please disclose that if the Fund has to sell an ETF share when the share is trading at a discount, the trust will receive a price that is less than the ETF’s net asset value. This risk is separate and distinct from the risk that the net asset value of the ETF shares may decrease. Further disclose that as a result of the ETF's annual fees and expenses, shareholders will bear not only their share of the Fund’s expenses, but also the expenses of the underlying ETFs.

Response: In response to this comment, the Trust will revise the ETF Risk disclosure as marked below.

ETF Risk: Shares of ETFs typically trade on securities exchanges and may at times trade at a premium or discount to their net asset values. If the Fund has to sell shares of an ETF when the shares are trading at a discount, the Fund will receive a price that is less than the ETF’s net asset value per share. In addition, an ETF may not replicate exactly the performance of the benchmark index it seeks to track. ~~Investing in ETFs, which are~~An investment ~~companies, involves duplication of advisory fees and certain other expenses~~in an ETF is an investment in another investment company and therefore, the Fund’s shareholders will indirectly

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bear a proportionate share of any fees and expenses of the ETFs in which the Fund invests. The Fund will pay brokerage commissions in connection with the purchase and sale of shares of ETFs.

7.Comment: Please consider whether issuer risk is a principal risk from holdings in Underlying Funds. In particular, a security’s market value may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer's products or services, or factors that affect the issuer’ industry, such as labor shortages or increased production costs and competitive conditions within an industry.

Response: The Trust does not believe that “Issuer Risk” is a principal risk of investing in the Aristotle Funds. In response to this comment, the Trust will revise the Equity Securities Risk disclosure as marked below.

Equity Securities Risk: Equity securities tend to go up and down in value, sometimes rapidly and unpredictably. An equity security’s market value may decline for a number of reasons that relate to a particular issuer, such as management performance, financial leverage, reduced demand for the issuer's products or services, or as a result of factors that affect the issuer’s industry or market more broadly, such as labor shortages, increased production costs, or competitive conditions within an industry.

8.Comment: Please consider adding the risks associated with debt securities in general, such as: (1) the risk that the market value of a fixed-income security may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally; (2) the fixed-income securities market can be susceptible to increases in volatility and decreases in liquidity. Liquidity can decline unpredictably in response to overall economic conditions or credit tightening. Increases in volatility and decreases in liquidity may be caused by a rise in interest rates (or the expectation of a rise in interest rates); (3) an unexpected increase in fund redemption requests, including requests from shareholders who may own a significant percentage of the fund's shares, which may be triggered by market turmoil or an increase in interest rates, could cause the fund to sell its holdings at a loss or at undesirable prices and adversely affect the fund's share price and increase the fund's liquidity risk, fund expenses and/or taxable distributions; and (4) Federal Reserve policy in response to market conditions, including with respect to interest rates, may adversely affect the value, volatility and liquidity of dividend and interest paying securities.

Response: In response to this comment, the Trust will revise the Debt Securities Risk disclosure as marked below.

Debt Securities Risk: Debt securities and other debt instruments are subject to many risks, including interest rate risk and credit risk, which may affect their value. The market value of a fixed-income security may decline due to general market conditions that are not specifically related to a particular company. The fixed-income securities market can be susceptible to increases in volatility and decreases in liquidity. Federal Reserve policy in response to market conditions may adversely affect the value, volatility and liquidity of debt securities.

9.Comment: We note that Geographic Risk is listed as a Principal Risk of an Underlying Fund. To the extent geographic focus risk is a principal risk, please provide corresponding disclosure describing how geographic focus is part of the principal investment strategy.

Response: The Trust notes that, as disclosed in the principal investment strategy, the sub-adviser uses “dynamic positioning” to allocate the Portfolio Optimization Funds’ assets among multiple broad and narrow asset classes based on its views of market conditions, its

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outlook for various asset classes, and other factors. As such, the Portfolio Optimization Funds do not as a principal investment strategy seek to focus their investment in any particular geographic region. However, as disclosed in the principal investment strategy, the asset classes among which the Portfolio Optimization Funds’ assets may be allocated include, among others, international and emerging markets equities and international and emerging markets debt, and any Underlying Funds that provide exposure to such asset classes may focus their investments in particular geographical regions. The Trust submits that the Principal Risks section adequately discloses that each Portfolio Optimization Fund is subject to the risks of the Underlying Funds in which it invests and that the “Geographic Focus Risk” applies only “[i]f an Underlying Fund invests a significant portion of its assets in a single country, limited number of countries, or particular geographic region.” Therefore, the Trust respectfully submits that revisions to the principal investment strategy would not be appropriate.

10.Comment: We note that the fund invests in convertible securities. If the fund invests or expects to invest in contingent convertible securities (“CoCos”), the fund should consider what, if any, disclosure is appropriate. The type and location of disclosure will depend on, among other things, the extent to which the fund invests in CoCos, and the characteristics of the CoCos, (e.g., the credit quality, the conversion triggers). If CoCos are or will be a principal type of investment, the fund should provide a description of them and should provide appropriate risk disclosure. In addition, please supplementally inform us whether the fund intends to invest or currently invests in CoCos and the amount the fund currently invests in CoCos.

Response: The Trust confirms that the Fund does not currently expect to invest in CoCos.

11.Comment: Please supplementally confirm that the Aristotle Portfolio Optimization Conservative Composite Benchmark existed in 1 year/5 year/10 year periods. Include a footnote that describes this index.

Response: The Trust submits that, as disclosed under “Additional Information About Fund Performance,” the Aristotle Portfolio Optimization Conservative Composite Benchmark (the “Composite Benchmark”) is a custom benchmark that shows the blended performance of a combination of three or more broad-based market indices, each of which has existed for the 1-, 5-, and 10-year periods, that represent fixed income, domestic equity, international equity and cash asset class categories in weights that are fixed and specific to the Fund. The same Composite Benchmark was used by the Predecessor Fund during the periods stated above under the moniker “Pacific Life Portfolio Optimization Conservative Composite Benchmark.” In response to this comment the Trust will add a footnote to the relevant disclosure stating:

The Aristotle Portfolio Optimization Conservative Composite Benchmark represents the blended performance of 71% Bloomberg US Aggregate Bond, 17% S&P 500, 7% ICE BofA U.S. 3-Month T-Bill, and 5% MSCI EAFE Indices.

III.Aristotle Ultra Short Income Fund

12.Comment: The Predecessor Fund’s Semi-Annual Report dated September 30, 2022, states that the Fund invested 24.4% of its assets in the financial industry. If the Fund intends to concentrate in the financial industry, please disclose that, add corresponding risk disclosure, and revise the discussion of the Fund's concentration policy in the SAI.

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Response: The Trust confirms that the Fund does not intend to concentrate its investments in the financial industry. The Trust notes that the Predecessor Fund’s Semi-Annual Report displays a 24.4% allocation to the financial sector and that the Trust uses a separate industry classification system for purposes of monitoring compliance with the Funds’ policies not to concentrate in any industry or group of industries. Although the Fund does not intend to concentrate its investments in the financial industry, given the Fund’s exposure to the financial sector, the Trust notes that the Fund’s principal risk disclosure includes the Financial Sector Risk displayed below.

Financial Sector Risk: The operations and businesses of financial services companies are subject to extensive governmental regulation, the availability and cost of capital funds, and interest rate changes. General market downturns may affect financial services companies adversely.

13.Comment: The Division takes the position that a fund that uses “Ultra-Short Income” in its name must have a dollar weighted average maturity of less than 2 years. Alternatively, the Fund can change its name to Aristotle Ultra Short Duration Fund. See http://www.sec.gov/rules/final/ic-24828.htm (“35d-1 Adopting Release“) and Rule 35d-1 FAQ.

Response: Without necessarily agreeing with the Staff’s analysis, the Trust will add the following disclosure to the Fund’s principal investment strategy:

The dollar weighted average maturity of this Fund will not exceed two years. Maturity of a debt instrument generally refers to the specific period of time until final payment (principal and any applicable interest) is due. In calculating average weighted maturities of mortgage related securities, asset-backed securities or similar securities, the maturity will be based on estimates of average life, which are based on prepayment assumptions.

14.Comment: Investing in floating rate debt securities and money market instruments are described as principal investment strategies of the Fund. Accordingly, under principal risks, please disclose risks associated with those investments.

Response: The Trust notes that the Predecessor Fund, which had the same portfolio management team using the same principal investment strategy as the Fund, removed the Floating Rate Loan Risk from the Principal Risks section in response to a comment by the Staff in 2019. The Trust notes that the Fund’s principal investment strategies refer to “investment grade” floating rate debt securities, and the Fund does not invest principally in floating rate loans that are below investment grade. As a result, the Fund does not consider the risks normally associated with floating rate loans, which are typically below investment grade, to be principal risks of the Fund. The Fund believes that the risks associated with the Fund’s investments in investment grate floating rate debt securities are adequately addressed by the Debt Securities Risk, Credit Risk, and Interest Rate Risk disclosures. The Trust believes that the Fund’s investments in money market instruments do not create principal risks for the Fund beyond those already disclosed in the Credit Risk and Interest Rate Risk factors.

15.Comment: Please break out the Fund’s Advisory Fee and Supervisory and Administrative Fee into separate line items so that investors can clearly see the amounts charged for each service.

Response: As noted in the response to Comment #3,
the Trust will break out each Fund’s Advisory Fee and Supervision and Administration Fee in the footnote to the “management fee” row in the fee table.

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IV.Aristotle ESG Core Bond Fund

16.Comment: Please include in the first paragraph the policy to invest at least 80% of Fund assets in debt securities that are permitted under the ESG Exclusionary Screens.

Response: The Trust acknowledges this comment but respectfully declines to make any changes to its disclosure in response to this comment, as it believes that the Fund’s 80% policy is more easily understood by the reader where it is currently placed in the disclosure.

17.Comment: Please disclose the names of the third-party data providers that are providing ESG issuer information.

Response: In response to this comment, the Trust will identify the data providers as follows:

The sub-adviser uses a combination of issuer lists and ESG-specific issuer information provided by third-party ESG data ~~providers~~ sources (including Morningstar Sustainalytics, MSCI, and Norges Bank) to determine which issuers are permitted investments under the Corporate Debt Screen.

18.Comment: Under ESG Exclusionary Screens subsection (i), please disclose the subadviser’s revenue threshold. Additionally, in subsections (ii), (iii) and (iv), please clarify what is meant by “controversial military weapons,” “serious human rights violations,” “severe environmental damage” and “gross corruption.”

Response: In response to this comment, the Trust will revise the relevant disclosure as follows:

The sub-adviser uses the Corporate Debt Screen to identify a universe of corporate bonds, asset-backed securities, and mortgage-related securities, the issuers of which are not directly involved in: (i) the ~~production~~extraction of thermal coal, ~~distribution of~~coal power generation, and providing tailor-made products and services that support thermal coal~~, sale of thermal coal or use of thermal coal to manufacture other products or services~~ extraction that contribute materially to company revenue; in each case, such issuers are excluded only to the extent that such ~~production, distribution, sale, or use leads~~activities lead to revenue in excess of the sub-adviser’s revenue threshold (which is currently 9.99%); (ii) the production of tobacco; (iii) the production or sale of controversial military weapons~~; and~~ (i.e., weapons that have a disproportionate and indiscriminate impact on civilian populations, sometimes even years after a conflict has ended); (iv) serious or systematic human rights violations,; (v) severe environmental damage ~~or~~; (vi) gross corruption or other serious financial crime (as those terms (iv)–(vi) are determined by Norges Bank).

V.Aristotle Small/Mid Cap Equity Fund

19.Comment: We note that this section states that the Reorganization “resulted in a change to the Fund’s principal investment strategy.” The N-14 relating to the Reorganization, however, states that “Aristotle Small/Mid Cap Equity Fund has the same principal investment strategies as Pacific Funds Small/Mid-Cap.” Please reconcile.

Response: The Trust notes that the N-14 disclosure was subsequently amended to identify the changes to the Fund’s principal investment strategy as follows:

Aristotle Small/Mid Cap Equity Fund has similar principal investment strategies as Pacific Funds Small/Mid-Cap. Pacific Funds Small/Mid-Cap seeks to invest at least 80% of its assets in common stocks and other equity securities of small- and medium-capitalization U.S. companies as a principal investment strategy. Similarly, Aristotle Small/Mid Cap Equity Fund seeks to invest at least 80% of its assets in equity securities

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of small- and medium-capitalization companies as a principal investment strategy. Both Pacific Funds Small/Mid-Cap and Aristotle Small/Mid Cap Equity Fund consider small- and medium-capitalization by reference to the Russell 2500® Index. However, Aristotle Small/Mid Cap Equity Fund may, as a principal investment strategy, invest up to 5% of its assets in American Depository Receipts (“ADRs”). Pacific Funds Small/Mid-Cap Equity has no similar principal investment strategy with respect to ADRs. In addition, references in the principal investment strategies to the characteristics of the benchmark indexes and the Funds’ portfolio compositions will be updated to reflect more recent information.

VI.Aristotle Small Cap Equity Fund II

20.Comment: Please disclose the weighted average market capitalization of the predecessor fund, as of December 31, 2022.

Response: In response to this comment, the Trust will add the following disclosure.

As of December 31, 2022, the weighted average market capitalization of the Predecessor Fund was approximately $3.2 billion.

VII.Financial Highlights

21.Comment: It is the staff’s position that when investment companies reorganize existing funds or classes into new “shell” entities and carry over past performance information, the new “shell” entities should also carryover the prior financial highlights and financial statements. See "Dear CFO" letter from John S. Capone, Chief Accountant - Division of Investment Management, Securities and Exchange Commission (February 14, 2001). Please confirm the funds will be complying with this position.

Response: The Trust confirms that the Funds intend to comply with this position.

VIII.Class I Prospectus – Cover Page

22.Comment: Please correct disclosure to state that the Predecessor Funds will be the accounting survivors.

Response: In response to this comment, the Trust will revise the disclosure as follows:

If each reorganization is approved by Predecessor Fund shareholders, ~~[Acquiring~~the Predecessor Funds~~]~~ will be considered accounting and tax survivors of the Reorganizations, and accordingly, certain performance information, financial highlights, and other information relating to the Predecessor Funds have been included in the Funds’ prospectus and presented as if the reorganizations have been consummated.

IX.Aristotle Growth Equity Fund

23.Comment: Please state that the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities. Additionally, please clarify that any other references to a Fund’s 80% policy applies to such Fund’s net assets (plus any borrowings for investment purposes).

Response: In response to this comment the Trust will add the following disclosure to the Fund’s principal investment strategy.

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Under normal circumstances, this Fund invests at least 80% of its assets in equity securities. The Fund’s investments in equity securities may include common stocks, preferred stocks, convertible preferred stocks, depository receipts, shares of publicly-traded real estate investment trusts (“REITs”), warrants and rights. The Fund’s investments in depository receipts may include American, European and Global Depository Receipts (“ADRs,” “EDRs,” and “GDRs,” respectively).

In response to the second part of the Staff’s comment, the Trust notes that the following disclosure is already contained under “Additional Information About Principal Investment Strategies and Principal Risks—General Investment Information”:

Some investment policies are in place due to regulatory requirements relating to the name of the particular Fund (a “Name Test Policy”) and impose an 80% investment minimum. The Name Test Policy is applied to a Fund’s net assets, plus the amount of any borrowings for investment purposes.

X.Aristotle Value Equity Fund II

24.Comment: The Fund and its adviser may not ignore the investments of the underlying funds, whether affiliated or unaffiliated with the Fund, when determining whether the Fund is in compliance with its 80% policy. Please include disclosure that the fund will consider the investments of the underlying funds when determining compliance with its own names policy, and that if an underlying fund has an 80% policy, the Fund may consider 100% of that underlying fund to be invested consistent with that policy.

Response: Without necessarily agreeing with the Staff’s legal position, the Trust intends to add the following disclosure under “Additional Information About Principal Investment Strategies and Principal Risks— General Investment Information—Value Equity Fund II”:

To the extent a Fund invests in underlying funds, including ETFs, the Fund will consider the investments of the underlying funds when determining compliance with the Fund’s Name Test Policy. For these purposes, if an underlying fund has a policy to invest at least 80% of its net assets in particular investments, industries, or geographical regions, the Fund may consider 100% of that underlying fund to be invested consistent with that policy.

25.Comment: Please supplementally explain to the staff why market risk and cybersecurity risk are considered principal risks for this Fund but not the Optimization Funds, the Income Funds or the Small Cap Funds.

Response: In response to this comment, and after further consideration, the Trust believes that the principal risks of investing in the Fund are appropriately described in the other principal risk factors and that the relevant market and cybersecurity risks are already appropriately described as “ancillary” risks under “Market and Regulatory Risk” and “Cybersecurity Risk” under “Additional Information About Principal Investment Strategies and Principal Risks—Additional Information About Certain Ancillary Risks.” As a result, the Trust intends to delete references to market risk and cybersecurity risk as principal risks of investing in the Fund.

26.Comment: Investments in real estate companies are not described as a principal investment strategy. Please reconcile.

Response: After further consideration of the Fund’s principal investment strategy and current portfolio holdings, the Trust does not believe that “Real Estate Companies Risk” is a

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principal risk of investing in the Fund. As a result, the Real Estate Companies Risk will be deleted.

27.Comment: Pursuant to rule 12d1-4, executed fund of funds investment agreements between the acquiring fund and all unaffiliated acquired funds must be filed as an exhibit to the registration statement. Under rule 12d1-4, the Commission has deemed these agreements to be material contracts. See Adopting Release (http://www.sec.gov/rules/final/2020/33- 10871.pdf).

Response: The Trust acknowledges this comment and will file the appropriate agreement(s) as an exhibit to the Registration Statement.

XI.Indirect Exposure to Cryptocurrencies Risk

28.Comment: Please disclose more specifically what types of companies could provide indirect exposure to cryptocurrencies. Please also clarify what types of companies you are referring to that “use cryptocurrencies as reserve assets” and whether this includes stablecoin issuers. Please also clarify that reference to companies who “invest directly in cryptocurrencies” does not refer to other investment funds or vehicles.
Response: In response to this comment, the Trust will revise the relevant disclosure as follows:

Although the Funds have no current intention of directly investing in cryptocurrencies, a Fund may have indirect exposure to cryptocurrencies by investing in the securities of companies that provide technology or services which support a digital exchange or payment network (such as banks, payment service providers, or other financial services companies), provide technology which can be used in the mining of Bitcoin (such as manufacturers of graphics processing units) or hold cryptocurrency assets on their balance sheet (including publicly traded operating companies in unrelated industries). ~~accept cryptocurrency for payment of services, use cryptocurrencies as reserve assets, or invest directly in cryptocurrencies.~~

XII.Historical Performance

29.Comment: Please revise the title of this section to clearly identify that the performance presented is not that of the Funds.

Response: In response to this comment, the Trust intends to revise the title to “HISTORICAL PERFORMANCE OF CERTAIN FUNDS’ SUB-ADVISERS.”

30.Comment: Please clearly identify the investment adviser that achieved the performance presented in this section.

Response: In response to this comment, the Trust intends to revise the relevant disclosure in each of the applicable sections as shown below. The Trust will also add the relevant subadviser’s name adjacent to the name of the composite presented above the composite performance figures.

Class I Prospectus Disclosure

Performance Information for Similar Accounts

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Certain Funds were recently organized and have little or no performance history of their own that is permitted to be shown in the Fund Summaries section of this Prospectus. Other Funds show the performance of a predecessor fund that may have been managed by a different portfolio management team. For some of these Funds, the following tables set forth historical performance information for ~~composites~~the composite consisting of all discretionary accounts managed by the ~~sub-advisers to such Funds and their affiliates~~applicable sub-adviser (the “Managing ~~Entities~~Entity”), that have substantially similar investment objectives, policies, strategies, risks and investment restrictions as each listed Fund. The Aristotle Large Cap Growth Composite and Aristotle Core Equity Composite are each composites reflecting the performance of accounts managed by Aristotle Atlantic ~~Partners, LLC (“Aristotle Atlantic”)~~. The Aristotle International Equity Composite is a composite reflecting the performance of accounts managed by Aristotle Capital ~~Management, LLC (“Aristotle Capital”)~~.

…

Composite Data

Composite (defined by the Global Investment Performance Standards (“GIPS®”) as an “aggregation of one or more portfolios managed according to a substantially similar investment mandate, objective or strategy”) data (“Composite”) is provided to illustrate, with respect to each Fund, the past performance of the applicable Managing ~~Entities and their affiliates~~Entity in managing all substantially similar accounts as measured against specified market indices. Composite data does not represent the performance of any of the Funds. The accounts in each Composite are separate and distinct from the Fund; the Composite performance is not intended as a substitute for the Fund’s performance and should not be considered a prediction of the future performance of the Fund or the applicable Managing ~~Entities~~Entity…

~~AIS~~Each of Aristotle Atlantic and Aristotle Capital claims compliance with GIPS®. For GIPS® purposes, ~~AIS~~each Managing Entity is defined and held out to the public as the investment management ~~and~~firm providing advisory services ~~provided by AIS, Aristotle Capital, AIS’s parent company, and other affiliates of AIS, including those AIS affiliates who are sub-advisers to the Funds~~. Additional information regarding the Composites and ~~AIS’s~~each of Aristotle Atlantic’s and Aristotle Capital’s policies for valuing portfolios, calculating performance, and preparing compliant presentations ~~are~~is available upon request.

…

“Net of Fees” composite figures are calculated by reducing the gross return by the ~~highest~~actual annual management ~~fee for the composite~~fees and expenses for the accounts that comprise the Composite. Each Composite includes all actual discretionary institutional accounts managed by the applicable Managing ~~Entities~~Entity for at least one full month that have investment objectives, policies, strategies and risks substantially similar to those of the ~~Fund~~corresponding Fund. The fees and expenses of accounts included in the composite are lower than the anticipated operating expenses of the Fund and accordingly, the performance results of the Composite would have been lower had it been subject to the Fund’s anticipated fees and expenses.

…

The discretionary institutional accounts that are included in the Composites ~~may be~~in general are subject to lower expenses than the Fund and are not subject to the same diversification requirements, specific tax restrictions and investment limitations imposed on the Fund by the 1940 Act or Subchapter M of the Code. Consequently, the performance results for each ~~Composite may~~Fund would have been less favorable ~~had they been subject to the same expenses as the Fund or had they been regulated as investment companies under the federal securities laws~~than the corresponding Composite.

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Multi-Class Prospectus Disclosure

Performance Information for Similar Accounts

Certain Funds were recently organized and have little or no performance history of their own that is permitted to be shown in the Fund Summaries section of this Prospectus. Other Funds show the performance of a predecessor fund that may have been managed by a different portfolio management team. For some of these Funds, the following tables set forth historical performance information for ~~composites~~the composite consisting of all discretionary accounts managed by the ~~sub-advisers~~sub- adviser to such Funds ~~and their affiliates (the “Managing Entities~~, ~~Aristotle Capital Boston, LLC (“~~Aristotle

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Boston~~”)~~, that have substantially similar investment objectives, policies, strategies, risks and investment restrictions as each listed Fund.

…

Composite Data

Composite (defined by the Global Investment Performance Standards (~~"~~“GIPS®~~"~~”) as an ~~"~~“aggregation of one or more portfolios managed according to a substantially similar investment mandate, objective or strategy~~"~~”) data (“Composite”) is provided to illustrate, with respect to each Fund, the past performance of ~~the Managing Entities and their affiliates~~Aristotle Boston in managing all substantially similar accounts as measured against specified market indices. Composite data does not represent the performance of any of the Funds. The accounts in each Composite are separate and distinct from the Fund; the Composite performance is not intended as a substitute for the ~~Fund's~~Fund’s performance and should not be considered a prediction of the future performance of the Fund or ~~the Managing Entities~~Aristotle Boston…

~~AIS~~Aristotle Boston claims compliance with GIPS®. For GIPS® purposes, ~~AIS~~Aristotle Boston is defined and held out to the public as the investment management ~~and~~firm providing advisory services ~~provided by AIS, Aristotle Capital, AIS’s parent company, and other affiliates of AIS, including those AIS affiliates who are sub-advisers to the Funds~~. Additional information regarding the Composites and ~~AIS’s~~Aristotle Boston’s policies for valuing portfolios, calculating performance, and preparing compliant presentations ~~are~~is available upon request.

…

“Net of Fees” composite figures are calculated by reducing the gross return by the ~~highest~~actual annual management ~~fee for the composite~~fees and expenses for the accounts that comprise the Composite. Each Composite includes all actual discretionary institutional accounts managed by ~~the Managing Entities~~Aristotle Boston for at least one full month that have investment objectives, policies, strategies, and risks substantially similar to those of the ~~Fund~~corresponding Fund. The fees and expenses of accounts included in the composite are lower than the anticipated operating expenses of the Fund and accordingly, the performance results of the Composite would have been lower had it been subject to the Fund’s anticipated fees and expenses.

…

The discretionary institutional accounts that are included in the Composites ~~may be~~in general are subject to lower expenses than the Fund and are not subject to the same diversification requirements, specific tax restrictions and investment limitations imposed on the Fund by the 1940 Act or Subchapter M of the Code. Consequently, the performance results for each ~~Composite may~~Fund would have been less favorable ~~had they been subject to the same expenses as the Fund or had they been regulated as investment companies under the federal securities laws~~than the corresponding Composite.

31.Comment: To the extent that the fees and expenses associated with the accounts that comprise the Composites are lower than the fees and expenses associated with the Funds, please add disclosure stating that a Fund’s fees and expenses would result in lower performance results.

Response: In response to this comment, the Trust intends to add the following disclosure after the sentence referenced in Comment 32:

32.Comment: Please confirm that the performance provided for each Composite is net of fees and expenses, including any applicable loads.

Response: The Trust confirms that the Composite performance figures are presented net of the actual fees and expenses (including loads, if any) of the accounts comprising the Composite. The Trust intends to revise the related disclosure as shown in the response to Comment 30.

33.Comment: Please supplementally confirm that records are maintained to support the historical performance provided for the Composites.

         April 6, 2023

Response: The Trust confirms that records are maintained to support the historical performance provided for the Composites.

*    *    *    *    *

Please feel free to contact me at 617-951-7149 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Very truly yours,
/s/ Andrew Lawson
Andrew Lawson

Enclosures

cc:    Richard Schweitzer, President of the Trust
    Elizabeth J. Reza, Ropes & Gray LLP
    Teo Sax, Ropes & Gray LLP

Appendix A

February 8, 2023

VIA E-mail

Teo Sax, Esq. Ropes & Gray LLP 800 Boylston Street
Boston, MA 02199-3600
Teo.Sax@ropesgray.com

Re:    Aristotle Funds Series Trust
Initial Registration Statement on Form N-1A File No. 333-269217

Dear Mr. Sax:

On January 13, 2023, Aristotle Funds Series Trust (“the Trust”) filed an initial registration statement on Form N-1A under the Securities Act of 1933 (“Securities Act”) and the Investment Company Act of 1940 (“1940 Act”). The filing contains two prospectuses, one registering Class A, C, I, R6 and I-2 shares of Aristotle Portfolio Optimization Conservative Fund, Aristotle Portfolio Optimization Moderate Conservative Fund, Aristotle Portfolio Optimization Moderate Fund, Aristotle Portfolio Optimization Growth Fund and Aristotle Portfolio Optimization Aggressive Growth Fund, Aristotle Ultra Short Income Fund, Aristotle Short Duration Income Fund, Aristotle Core Income Fund, Aristotle ESG Core Bond Fund, Aristotle Strategic Income Fund, Aristotle Floating Rate Income Fund, Aristotle High Yield Bond Fund, Aristotle Small Cap Equity Fund II and Aristotle Small/Mid Cap Equity Fund, and the second registering Class I shares of Aristotle Growth Equity Fund, Aristotle Value Equity Fund II, Aristotle International Equity Fund II, Aristotle/Saul Global Equity Fund II, Aristotle Core Equity Fund II, Aristotle High Income Fund (each a “Fund,” and collectively, the “Funds”).
We have reviewed the filing and have the following comments. Where a comment is made with regard to the disclosure in one location or Fund, it is applicable to all similar disclosure appearing elsewhere in the registration statement. Additionally, we note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, as well as on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

Teo Sax, Esq. Ropes & Gray LLP Page 2
Cover Page
1.The Cover Page states that the “Funds covered by this Registration Statement (the “Funds”) have been organized, and are being registered, in order to serve as the surviving funds in “shell reorganizations” with series of another registered investment company.” The staff notes that no Form N-14 relating to Aristotle Value Equity Fund II, Aristotle International Equity Fund II, Aristotle/Saul Global Equity Fund II, Aristotle Core Equity Fund II and Aristotle High Income Fund has been filed. Please inform the staff of any additional mergers that may be contemplated.
Aristotle Portfolio Optimization Conservative Fund – Fees and Expenses
2.For those Funds where the management fee differs between classes, please explain how the difference is consistent with rule 18f-3. Please see the Staff’s recently issued guidance on mutual funds' obligations under Section 18 of the 1940 Act and Rule 18f-3 thereunder, as to the use of fee waiver and expense reimbursement arrangements that result in differing advisory fees for different share classes of the same fund. http://www.sec.gov/investment/differential-advisory-fee-waivers
Aristotle Portfolio Optimization Conservative Fund - Portfolio Turnover (Page 4)
3.Please supplementally inform the staff whether the portfolio turnover rate for any Fund is expected to increase as a result of the reorganization and merger involving certain series of Pacific Funds Trust and Aristotle Funds Series Trust (the “Reorganization”). If so, please disclose that fact where applicable.
Aristotle Portfolio Optimization Conservative Fund - Investment Strategies (Page 5)
4.Please disclose for each Fund the role of the investment adviser in the Fund's investment process. Please disclose the types of securities that comprise the "narrower asset classes."
5.Please disclose whether the Sub-adviser also monitors and evaluates the managers of unaffiliated ETFs to ensure that each Manager’s investment style and approach continue to be appropriate for the Underlying Fund it manages.
Aristotle Portfolio Optimization Conservative Fund - ETF Risk (Page 6)
6.Please disclose that if the Fund has to sell an ETF share when the share is trading at a discount, the trust will receive a price that is less than the ETF’s net asset value. This risk is separate and distinct from the risk that the net asset value of the ETF shares may decrease. Further disclose that as a result of the ETF's annual fees and expenses, shareholders will bear not only their share of the Fund’s expenses, but also the expenses of the underlying ETFs.

Aristotle Portfolio Optimization Conservative Fund - Principal Risks from Holdings in Underlying Funds (Page 6)
7.Please consider whether issuer risk is a principal risk from holdings in Underlying Funds. In particular, a security's market value may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer's products or services, or factors that affect the issuer's industry, such as labor shortages or increased production costs and competitive conditions within an industry.
8.Please consider adding the risks associated with debt securities in general, such as:
(1)the risk that the market value of a fixed-income security may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally.
(2)the fixed-income securities market can be susceptible to increases in volatility and decreases in liquidity. Liquidity can decline unpredictably in response to overall

Teo Sax, Esq. Ropes & Gray LLP Page 3
economic conditions or credit tightening. Increases in volatility and decreases in liquidity may be caused by a rise in interest rates (or the expectation of a rise in interest rates).
(3)An unexpected increase in fund redemption requests, including requests from shareholders who may own a significant percentage of the fund's shares, which may be triggered by market turmoil or an increase in interest rates, could cause the fund to sell its holdings at a loss or at undesirable prices and adversely affect the fund's share price and increase the fund's liquidity risk, fund expenses and/or taxable distributions.
(4)Federal Reserve policy in response to market conditions, including with respect to interest rates, may adversely affect the value, volatility and liquidity of dividend and interest paying securities.

9.We note that Geographic Risk is listed as a Principal Risk of an Underlying Fund. To the extent geographic focus risk is a principal risk, please provide corresponding disclosure describing how geographic focus is part of the principal investment strategy.
10.We note that the fund invests in convertible securities. If the fund invests or expects to invest in contingent convertible securities (“CoCos”), the fund should consider what, if any, disclosure is appropriate. The type and location of disclosure will depend on, among other things, the extent to which the fund invests in CoCos , and the characteristics of the CoCos, (e.g., the credit quality, the conversion triggers). If CoCos are or will be a principal type of investment, the fund should provide a description of them and should provide appropriate risk disclosure. In addition, please supplementally inform us whether the fund intends to invest or currently invests in CoCos and the amount the fund currently invests in CoCos.
Aristotle Portfolio Optimization Conservative Fund – Calendar Year Total Returns (Page 9)
11.Please supplementally confirm that the Aristotle Portfolio Optimization Conservative Composite Benchmark existed in 1 year/5 year/10 year periods. Include a footnote that describes this index.
Aristotle Ultra Short Income Fund – Principal Investment Strategies (Page 33)
12.The Predecessor Fund’s Semi-Annual Report dated September 30, 2022, states that the Fund invested 24.4% of its assets in the financial industry. If the Fund intends to concentrate in the financial industry, please disclose and revise the discussion of the fund's concentration policy in the SAI.
13.The Division takes the position that a fund that uses "Ultra-Short Income" in its name must have a dollar weighted average maturity of less than 2 years. Alternatively, the Fund can change its name to Aristotle Ultra Short Duration Fund. See http://www.sec.gov/rules/final/ic-24828.htm (“35d-1 Adopting Release“) and Rule 35d-1 FAQ.
Aristotle Ultra Short Income Fund – Principal Risks (Page 34)
14.Investing in floating rate debt securities and money market instruments are described as principal investment strategies of the Fund. Accordingly, under principal risks, please disclose risks associated with those investments.
Aristotle Ultra Short Income Fund – Fee Table (Page 36)
15.Please break out the Fund’s Advisory Fee and Supervisory and Administrative Fee into separate line items so that investors can clearly see the amounts charged for each service.
Aristotle ESG Core Bond Fund – Principle Investment Strategies (Page 45-46)
16.Please include in the first paragraph the policy to invest at least 80% of Fund assets in debt securities that are permitted under the ESG Exclusionary Screens.

Teo Sax, Esq. Ropes & Gray LLP Page 4
17.Please disclose the names of the third-party data providers that are providing ESG issuer information.
18.Under ESG Exclusionary Screens subsection (i), please disclose the subadviser’s revenue threshold. Additionally, in subsections (ii), (iii) and (iv), please clarify what is meant by “controversial military weapons,” “serious human rights violations,” “severe environmental damage” and “gross corruption.”
Aristotle Small/Mid Cap Equity Fund – Performance (Page 64)
19.We note that this section states that the Reorganization “resulted in a change to the Fund’s principal investment strategy.” The N-14 relating to the Reorganization, however, states that “Aristotle Small/Mid Cap Equity Fund has the same principal investment strategies as Pacific Funds Small/Mid-Cap.” Please reconcile.
Aristotle Small Cap Equity Fund II – Principal Investment Strategies (Page 66)
20.Please disclose the weighted average market capitalization of the predecessor fund, as of December 31, 2022.
Financial Highlights (Page 123)

21.It is the staff’s position that when investment companies reorganize existing funds or classes into new "shell" entities and carry over past performance information, the new "shell" entities should also carryover the prior financial highlights and financial statements. See "Dear CFO" letter from John S. Capone, Chief Accountant - Division of Investment Management, Securities and Exchange Commission (February 14, 2001). Please confirm the funds will be complying with this position.
Class I Prospectus – Cover Page (Page 1)
22.Please correct disclosure to state that the Predecessor Funds will be the accounting survivors.
Aristotle Growth Equity Fund – Principal Investment Strategies (Page 3)
23.Please state that the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities. Additionally, please clarify that any other references to a Fund’s 80% policy applies to such Fund’s net assets (plus any borrowings for investment purposes).
Aristotle Value Equity Fund II – Principal Investment Strategies (Page 6)
24.The Fund and its adviser may not ignore the investments of the underlying funds, whether affiliated or unaffiliated with the Fund, when determining whether the Fund is in compliance with its 80% policy. Please include disclosure that the fund will consider the investments of the underlying funds when determining compliance with its own names policy, and that if an underlying fund has an 80% policy, the Fund may consider 100% of that underlying fund to be invested consistent with that policy.
Aristotle Value Equity Fund II – Principal Investment Risks (Page 6)
25.Please supplementally explain to the staff why market risk and cybersecurity risk are considered principal risks for this Fund but not the Optimization Funds, the Income Funds or the Small Cap Funds.
26.Investments in real estate companies are not described as a principal investment strategy. Please reconcile.
27.Pursuant to rule 12d1-4, executed fund of funds investment agreements between the acquiring fund and all unaffiliated acquired funds must be filed as an exhibit to the registration statement. Under rule 12d1-4, the Commission has deemed these agreements to be material contracts. See Adopting Release (http://www.sec.gov/rules/final/2020/33).

Teo Sax, Esq. Ropes & Gray LLP Page 5
Indirect Exposure to Cryptocurrencies Risk (Page 47)

28.Please disclose more specifically what types of companies could provide indirect exposure to cryptocurrencies. Please also clarify what types of companies you are referring to that "use cryptocurrencies as reserve assets" and whether this includes stablecoin issuers. Please also clarify that reference to companies who "invest directly in cryptocurrencies" does not refer to other investment funds or vehicles.

*******
Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate that fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments, please provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate the change.
In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
Should you have any questions about this letter prior to filing an amendment, please feel free to contact me at (202) 297-3811 or rosenbergmi@sec.gov.

Sincerely,

/s/ Michael Rosenberg

Michael Rosenberg Attorney-Advisor

cc:	Thankam Varghese, Branch Chief
Michael Spratt, Assistant Director